SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
Commission File No. 001-32998

NOTIFICATION OF LATE FILING

(Check One): ⌧  Form 10-K  ◻  Form 20-F  ◻   Form 11-K  ◻  Form10-Q  ◻  Form 10-D  ◻  Form N-CEN  ◻  Form N-CSR

For Period Ended: September 30, 2020

◻ Transition Report on Form 10-K
◻ Transition Report on Form 20-F
◻ Transition Report on Form 11-K
◻ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I — REGISTRANT INFORMATION

Full name of registrant: Energy Services of America Corporation

Former name if applicable:

Address of principal executive office (Street and Number):  75 West Third Avenue

City, state and zip code: Huntington, West Virginia 25701

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

⌧	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K,
Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(b)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Energy Services of America Corporation (the “Company”) is unable to file its Annual Report on Form 10-K timely without unreasonable effort or expense as a result of the recent passage into law of a Coronavirus aid package which included a provision that provides that PPP borrowers such as the Company may deduct PPP expenses attributable to PPP loans in computing their federal income tax liability and that such borrowers need not include loan forgiveness in income. This provision in the law will require the Company to make changes in the way it calculated its income tax expense for fiscal year 2020. Due to the law becoming effective so close to the Company’s filing deadline, the Company will need additional time to update its financial statements and related disclosures accordingly, as well as time for audit review and XBRL tagging.

The Company anticipates that net income will increase by between $2.5 million to $3.0 million as a result of the adjustment to income tax expense as compared to the previously reported fiscal year 2020 net income.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Charles P. Crimmel (304) 522-3868
       (Name)     (Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☑ Yes  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Energy Services of America Corporation
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 29, 2020	By:	/s/ Charles P. Crimmel
Charles P. Crimmel
Chief Financial Officer